Exhibit 3.1

Amendment to the Amended and Restated Bylaws of US Dataworks, Inc. adopted February 19, 2009:

The Bylaws of the Company currently in effect be, and hereby are, amended by adding the following sentence to the end of Section 2 of Article III of the Bylaws:

“The number of directors that shall constitute the whole Board shall be determined by the Board of Directors provided that such number shall be within the range established by this Section 2 of Article III.”